SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 4)*

FOUR SEASONS HOTELS INC.
(NAME OF ISSUER)

Limited Voting Shares
(TITLE OF CLASS OF SECURITIES)

3500E104
(CUSIP NUMBER)

Triples Holdings Limited
c/o Four Seasons Hotels Inc.
     1165 Leslie Street
Toronto, Ontario, Canada M3C 2K8
Attention: Sarah Cohen

     Isadore Sharp
c/o Four Seasons Hotels Inc.
     1165 Leslie Street Toronto,
Ontario, Canada M3C 2K8

Copy to:

     Ogilvy Renault
1981 McGill College Avenue
Montreal, Quebec, Canada H3A 3C1
Attention: Norman Steinberg

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
NOTICES AND COMMUNICATIONS)

February 8, 2007
(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 3500E104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
Triples Holdings Limited
IRS 00-0000000

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☒
	(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
00

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Toronto, Ontario, Canada

	7	SOLE VOTING POWER
3,725,698(1)

	8	SHARED VOTING POWER
NUMBER OF		-0-
SHARES
BENEFICIALLY
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH		3,725,698(1)
REPORTING
PERSON
WITH
	10	SHARED DISPOSITIVE POWER
-0-

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
11	3,725,698(1)

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
12	CERTAIN SHARES (See Instructions)	☐

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13	10.1%(2)

TYPE OF REPORTING PERSON (See Instructions)
14	CO

(1) The Reporting Persons beneficially own 3,725,698 Variable Multiple Voting Shares. The Variable Multiple Voting Shares are convertible into Limited Voting Shares on a one-for-one basis at any time at the option of the holder and automatically upon certain transfers thereof.

(2) The Limited Voting Shares into which the 3,725,698 Variable Multiple Voting Shares are convertible represent 10.1% of the Limited Voting Shares, when calculated based on 33,078,418 Limited Voting Shares and 3,725,698 Variable Multiple Voting Shares, in each case outstanding on September 30, 2006, as reported on the Issuer’s Form 6-K filed on November 9, 2006. The Reporting Persons own 100% of the Variable Multiple Voting Shares. The Variable Multiple Voting Shares are convertible into Limited Voting Shares on a one-for-one basis at any time at the option of the holder and automatically upon certain transfers thereof. Each Limited Voting Share entitles the holder to one vote and, as reported on the Issuer’s Management Information Circular provided as an Exhibit to the Issuer’s Form 6-K filed on April 12, 2006, as of April 4, 2006, each Variable Multiple Voting Share entitles the holder to 16.15 votes. As of April 4, 2006, the votes attaching to the outstanding Variable Multiple Voting Shares represent approximately 64.56% of the votes attaching to all outstanding voting securities of the Issuer.

SCHEDULE 13D/A

CUSIP No. 3500E104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
Isadore Sharp
IRS 00-0000000

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☒
	(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
00

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Toronto, Ontario, Canada

	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
NUMBER OF		3,725,698(3)(4)
SHARES
BENEFICIALLY
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH		-0-
REPORTING
PERSON
WITH
	10	SHARED DISPOSITIVE POWER
3,725,698(3)(4)

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
11	3,725,698(3)(4)

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
12	CERTAIN SHARES (See Instructions)		☐

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13	10.1%(5)

TYPE OF REPORTING PERSON (See Instructions)
14	IN

(3) The Reporting Persons beneficially own 3,725,698 Variable Multiple Voting Shares. The Variable Multiple Voting Shares are convertible into Limited Voting Shares on a one-for-one basis at any time at the option of the holder and automatically upon certain transfers thereof.

(4) For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all of the Variable Multiple Voting Shares owned by Triples Holdings Limited are deemed, for U.S. securities law purposes, to be beneficially owned by Isadore Sharp, as the sole director and controlling shareholder of Triples Holdings Limited. Sarah Cohen is an officer of Triples Holdings Limited; Ms. Cohen disclaims any beneficial ownership of the Variable Multiple Voting Shares beneficially owned by Triples Holdings Limited.

(5) The Limited Voting Shares into which the 3,725,698 Variable Multiple Voting Shares are convertible represent 10.1% of the Limited Voting Shares, when calculated based on 33,078,418 Limited Voting Shares and 3,725,698 Variable Multiple Voting Shares, in each case outstanding on September 30, 2006, as reported on the Issuer’s Form 6-K filed on November 9, 2006. The Reporting Persons own 100% of the outstanding Variable Multiple Voting Shares. The Variable Multiple Voting Shares are convertible into Limited Voting Shares on a one-for-one basis at any time at the option of the holder and automatically upon certain transfers thereof. Each Limited Voting Share

SCHEDULE 13D/A

CUSIP No. 3500E104

entitles the holder to one vote and, as reported on the Issuer’s Management Information Circular provided as an Exhibit to the Issuer’s Form 6-K filed on April 12, 2006, as of April 4, 2006, each Variable Multiple Voting Share entitles the holder to 16.15 votes. As of April 4, 2006, the votes attaching to the outstanding Variable Multiple Voting Shares represent approximately 64.56% of the votes attaching to all outstanding voting securities of the Issuer.

     This Amendment No. 4 (“Amendment No. 4”) to Schedule 13D amends and supplements the statement on Schedule 13D originally filed on November 8, 2006 and amended on December 27, 2006, January 19, 2007 and February 5, 2007 (the “Schedule 13D”) with respect to the Limited Voting Shares of Four Seasons Hotels Inc. (the “Issuer”), a Canadian corporation. The principal executive offices of the Issuer are located at 1165 Leslie Street, Toronto, Ontario, Canada M3C 2K8. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

     The response set forth in Item 3 of the Schedule 13D is hereby amended by adding to the end of Item 4 the following:

     On February 9, 2007, FS Acquisition Corp., a British Columbia corporation owned by the Investors and formed in connection with the Proposal (the “Purchaser”), entered into a financing commitment letter (the “Financing Commitment Letter”) with Citigroup Global Markets Inc., J.P. Morgan Securities Inc., and JPMorgan Chase Bank, N.A. (collectively, the “Arrangers”) in order to obtain credit and loan facilities to finance the acquisition contemplated by the Proposal (the “Acquisition”). Under the terms of the Financing Commitment Letter, the Arrangers will provide the Purchaser a revolving credit facility in the amount of US$200 million and a term loan facility in the amount of $750 million (together, the “Facilities”). In addition to financing the Acquisition, the proceeds of the Facilities will be used to pay transaction costs, provide working capital for the Purchaser and its subsidiaries and for other general corporate purposes. The description of the terms of the Financing Commitment Letter contained herein is a summary only and is qualified in its entirety by the terms of the Financing Commitment Letter, which is filed as Exhibit 99.9 to this Schedule 13D and is incorporated herein by reference.

Item 4. Purpose of the Transaction.

     The response set forth in Item 4 of the Schedule 13D is hereby amended by adding to the end of Item 4 the following:

     On February 8, 2007, the Investors amended and restated the Funding and Cooperation Agreement (the “Amended and Restated Funding and Cooperation Agreement”) to take account of the terms of the Acquisition Agreement (as defined below) and the other transaction documents described in Item 6 below (together, the “Transaction Documents”) and to clarify the Investors’ respective obligations to contribute equity and fund the Acquisition and related transactions. The description of the terms of the Amended and Restated Funding and Cooperation Agreement contained herein is a summary only and is qualified in its entirety by the terms of the Amended and Restated Funding and Cooperation Agreement, which is filed as Exhibit 99.10 to this Schedule 13D and is incorporated herein by reference.

     On February 9, 2007, the Investors formed the Purchaser in British Columbia and the Investors and the Purchaser subsequently entered into an Amendment No. 1 and Joinder to Amended and Restated Funding and Cooperation Agreement (the “Amendment No. 1 and Joinder”) pursuant to which the Purchaser became a party to the Amended and Restated Funding and Cooperation Agreement and agreed to be bound by certain of the terms thereof as the “Acquirer” defined therein. The description of the terms of the Amendment No. 1 and Joinder contained herein is a summary only and is qualified in its entirety by the terms of the Amendment No. 1 and Joinder, which is filed as Exhibit 99.11 to this Schedule 13D and is incorporated herein by reference.

     On February 9, 2007, the Issuer and the Purchaser entered into an acquisition agreement (the “Acquisition Agreement”). The Acquisition Agreement provides for the purchase of all outstanding Limited Voting Shares of the Issuer at a price of $82.00 per share and is subject to a number of closing condi-

tions, including receipt of regulatory approvals and shareholder approval as described below. The transaction will be implemented by way of a statutory plan of arrangement (the “Plan of Arrangement”) that will be subject to approval by the shareholders of Four Seasons and subsequent approval by the Ontario Superior Court of Justice. The Plan of Arrangement will require approval by not less than 66 2/3% of the votes cast by holders of Limited Voting Shares (including votes cast by Cascade, Kingdom and their affiliates), not less than 66 2/3% of the votes cast by holders of the Variable Multiple Voting Shares of the Issuer, and a simple majority of the votes cast by holders of Limited Voting Shares, excluding shares held by interested parties (including Sharp, Cascade, Kingdom and their affiliates). The description of the terms of the Acquisition Agreement and the Plan of Arrangement contained herein is a summary only and is qualified in its entirety by the terms of the Acquisition Agreement and the Plan of Arrangement, which are filed as Exhibits 99.12 and 9.13, respectively, to this Schedule 13D and are incorporated herein by reference.

     On February 9, 2007, prior to and independent of the execution of the Acquisition Agreement, the Bill & Melinda Gates Foundation Trust (the “Foundation”) entered into an agreement with the Issuer pursuant to which the Issuer will acquire, and subsequently cancel, the Limited Voting Shares held by the Foundation immediately prior to the Effective Time (as defined in the Acquisition Agreement) for a cash payment of $82.00 per share.

     Also on February 9, 2007, Cascade and Kingdom executed a limited guaranty in favor of the Issuer (the “Limited Guaranty”). Pursuant to the Limited Guaranty, each of Kingdom and Cascade, severally, and not jointly, unconditionally and irrevocably guaranteed the prompt and complete payment when due of the payment obligations of the Purchaser (if any) that arise under Section 7.3(3) of the Acquisition Agreement (which requires a payment by the Purchaser to the Issuer if the Acquisition Agreement is terminated in certain circumstances), less the amount of any obligations that the Issuer actually has recovered from the Purchaser, up to an aggregate amount of $50,000,000 for Kingdom and $50,000,000 for Cascade.

     In connection with the Acquisition Agreement, the Investors entered into a voting agreement on February 9, 2007 (the “Voting Agreement”). The Voting Agreement binds each of the Investors, at any meeting of the shareholders of the Issuer, to vote its Limited Voting Shares or Variable Multiple Voting Shares (as the case may be) (1) in favor of the Acquisition Agreement and Plan of Arrangement and (2) (a) against any merger, consolidation, sale of assets, amalgamation or similar transaction (except for the Acquisition), (b) against any amendment to the Purchaser’s governing documents that would delay, impede, frustrate, prevent or nullify the Acquisition, and (c) against any action, transaction, agreement or proposal that would result in a breach by the Purchaser of any representation, warranty, covenant, agreement or other obligation contained in the Acquisition Agreement. The Voting Agreement also prohibits each of the Investors from transferring its Limited Voting Shares or Variable Multiple Voting Shares (as the case may be) (except to affiliates who become subject to similar voting and transfer restrictions) or granting proxies or entering into other voting arrangements with respect to its shares. The Voting Agreement will terminate upon the earlier of (i) the closing of the Plan of Arrangement and (ii) the termination of the Acquisition Agreement in accordance with the terms thereof. The description of the terms of the Voting Agreement contained herein is a summary only and is qualified in its entirety by the terms of the Voting Agreement, which is filed as Exhibit 99.14 to this Schedule 13D and is incorporated herein by reference.

     The Investors intend, after the closing of the Arrangement, to enter into a shareholders agreement that will set out the intentions of the parties respecting a variety of matters relating to the Issuer, including governance, management oversight and reporting and voting and disposition of shares (the “Shareholders Agreement”) and the Purchaser intends to enter into a new employment agreement with Sharp relating to his continuing roles as Chief Executive Officer and Chairman of the Issuer (the “Employment Agree-

ment”).

     Pursuant to the terms of the Shareholders Agreement, until the occurrence of certain specified events (including Sharp being neither Chief Executive Officer nor Chairman (other than as a result of a breach of an agreement relating to Sharp’s tenure in these positions by another party), the completion of an initial public offering (or the fifth anniversary of the execution of the Shareholders Agreement if the initial public offering preceded that date) or, beginning on the fifth anniversary of the Shareholders Agreement, certain financial targets not being met) (any such event, a “Governance Transition Event”), Sharp, among other things:

  will be entitled to be the Chairman and/or the Chief Executive Officer, unless (1) Sharp resigns, (2) Triples, Sharp and related entities disposes of more than 50% of the shares held by Triples at the effective date of the completion of the Arrangement (the “Effective Date”) (other than pursuant to pro rata distribution), (3) Sharp ceases to be able to serve as Chairman as a result of death or disability, or is terminated for cause;
  as Chairman and/or Chief Executive Officer, together with the other members of a management committee, will have exclusive authority (subject to applicable laws and the provisions relating to specified material decisions and an annual budget) to manage the business and affairs of Four Seasons; and
  will have special approval rights over a subset of certain material decisions, including any material departure from the approved long-term strategy, certain matters requiring a special resolution under the BCBCA, the approval of certain acquisitions, changes to the approved succession plan, the termination of the employment of the President Worldwide Business Operations and Chief Operating Officer and certain related changes in senior management, and the relocation of the worldwide head office of Four Seasons.

     Following the occurrence of any Governance Transition Event, the board of directors will, among other things, have enhanced authority to supervise the management of the business and affairs of Four Seasons and can request that Sharp step down as Chief Executive Officer. From that time, Sharp also will cease to have any special approval rights in respect of any material decisions, other than a decision relating to the relocation of the worldwide head office of Four Seasons.

     Any disposition of shares of the Issuer by Triples, Kingdom and a subsidiary of Cascade owning shares will be subject to a right of first offer in favor of the other shareholders and, with respect to certain of its shares, Triples will have a “tag-along” right upon the disposition of shares by any of the other shareholders.

     The Employment Agreement will have an initial term of five years. Pursuant to the Employment Agreement, Sharp will continue to serve as Chief Executive Officer for a minimum of three years and as Chairman while he is Chief Executive Officer and, at his option, after he ceases to be Chief Executive Officer. Sharp’s tenure as Chairman and Chief Executive Officer may be terminated in accordance with the terms of the Employment Agreement as a result of Sharp’s death, disability or resignation, or for cause. Sharp’s tenure as Chief Executive Officer also may be terminated at the request of the board of directors following the occurrence of a Governance Transition Event under the Shareholders Agreement (as described above). His tenure as Chairman also may be terminated at the request of the board of directors if he, Triples and related entities hold less than 50% of the equity interest in the company (other than as a result of certain pro rata distributions). Sharp will be required to advise the board of directors by June 30, 2011 whether he is willing to continue his employment as Chief Executive Officer and his service as Chairman following the initial five year term of the Em-

ployment Agreement.

     The Employment Agreement will provide for compensation for the initial five-year term during which Sharp is the Chief Executive Officer and/or Chairman of (i) an annual base salary of Cdn.$1,987,527 (to be increased annually to reflect inflation), (ii) an annual incentive bonus with a target of 75% (up to a maximum of 150%) of base salary based on the measurements currently employed by the Issuer for annual incentive measurements (or such other measurement system as may apply for annual incentives for members of the Issuer’s management committee generally), and (iii) a long-term incentive (granted annually) with a target of 100% (up to a maximum of 200%) of base salary based on an assessment of the performance of Sharp and the Issuer using factors based on the “People and Product” measure currently employed by the Issuer and a “Profit” factor that layers onto the measure currently used by the Issuer a test that assesses achieved three-year rolling average earnings before income, taxes, depreciation and amortization (“EBITDA”) against targeted three-year rolling average EBITDA. Sharp also will continue to be entitled to all vacation, health, welfare and retirement benefits and to the use of a corporate plane and car and driver that he currently enjoys. The payments under the annual incentive bonus and the long-term incentive are limited so that the cumulative incremental payments (as defined in the Employment Agreement) will not exceed US$13 million. Sharp’s compensation after the initial five-year term will be mutually determined by Sharp and the board of directors, consistent with the then prevailing standards for executives holding similar positions in similar companies.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The response set forth in Item 6 of the Schedule 13D is hereby amended by adding to the end of Item 6 the following:

     The description of the Amended and Restated Funding and Cooperation Agreement set forth in Item 4 above is incorporated herein by reference in its entirety.

     The description of the Amendment No. 1 and Joinder to Amended and Restated Funding and Cooperation Agreement set forth in Item 4 above is incorporated herein by reference in its entirety.

     The descriptions of the Acquisition Agreement and the Plan of Arrangement set forth in Item 4 above are incorporated herein by reference in their entirety.

     The description of the Voting Agreement set forth in Item 4 above are incorporated herein by reference in their entirety.

     The descriptions of the Shareholders Agreement and Employment Agreement set forth in Item 4 above are incorporated herein by reference in their entirety.

Item 7. Material to be Filed as Exhibits.

     The response set forth in Item 7 of the Schedule 13D is hereby amended by adding to the end of Item 7 the following:

99.9	Financing Commitment Letter

99.10	Amended and Restated Funding and Cooperation Agreement

99.11	Amendment No. 1 and Joinder to Amended and Restated Funding and Cooperation Agreement

99.12	Acquisition Agreement

99.13	Plan of Arrangement

99.14	Voting Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2007	TRIPLES HOLDINGS LIMITED

	By:	/s/ Isadore Sharp

	Name:	Isadore Sharp
	Title:	President

/s/ Isadore Sharp

Isadore Sharp